Exhibit 99.1

Trina Solar Announces Pricing of US$150 Million Convertible Senior Notes

CHANGZHOU, China, June 6, 2014  — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions and services, today announced that it priced the offering of US$150 million in aggregate principal amount of convertible senior notes due 2019 (the “Notes”) (the “Notes Offering”). Trina Solar has granted the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$22.5 million aggregate principal amount of the Notes.

The Company also priced the concurrent offering of 8,800,000 American Depositary Shares (the “ADSs”), each representing 50 ordinary shares of the Company, par value of US$0.00001 per share (the “ADS Offering”), at US$11.00 per ADS.  Trina Solar has granted the underwriters in the ADS Offering a 30-day option to purchase up to an additional 1,320,000 ADSs in connection with the ADS Offering to cover over-allotments. The closing of the Notes Offering is contingent upon the closing of the ADS Offering, and the closing of the ADS Offering is contingent upon the closing of the Notes Offering. The offerings are expected to close on June 11, 2014 subject to satisfying customary closing conditions.

The Notes will be convertible into ADSs at an initial conversion rate of 69.9301 ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of approximately US$14.30 per ADS), subject to adjustments under certain circumstances. The initial conversion price for the Notes represents an approximately 30% conversion premium over the ADS Offering price of US$11.00 per ADS. The Notes will accrue interest at an annual rate of 3.5%. Interest on the Notes will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning December 15, 2014. The Notes will mature on June 15, 2019. The Notes may be redeemed by Trina Solar under certain circumstances. It is also contemplated that holders will have the right to require Trina Solar to repurchase the Notes on June 15, 2017 or upon the occurrence of certain fundamental changes.

Trina Solar plans to use approximately US$50 million of the net proceeds from the Notes Offering to pay the aggregate premium of the call options (defined below). The remainder of the net proceeds from the Notes Offering will be used for general corporate purposes, which may include the development of solar power projects and their general financing requirements, expansion of manufacturing capacity and working capital. The Company’s management will retain broad discretion over the use of proceeds, and may ultimately use the proceeds for different purposes than what is currently intended.

In connection with the Notes Offering, the Company entered into zero-strike call options (the “call options”) with one or more of the initial purchasers (or their affiliates) of the Notes Offering (the “option counterparties”). The call options are intended to facilitate the hedging of their investments by the investors in the Notes. The Company has been advised that, in connection with establishing their initial hedge of the call options, the option counterparties (or their affiliates) expect to enter into one or more derivative transactions with respect to the ADSs with purchasers of the Notes concurrently with or after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs or the Notes at that time. In addition, the option counterparties (or their affiliates) may modify their hedge positions by entering into or unwinding one or more derivative transactions with respect to the ADSs and/or purchasing or selling ADSs or other securities of the Company in secondary market transactions at any time, including following the pricing of the Notes and shortly after the maturity of the Notes (and, the Company has been advised, are likely to unwind their derivative transactions and/or purchase or sell ADSs in connection with any conversion, repurchase or redemption of the Notes). These activities could also cause or avoid an increase or cause or avoid a decrease in the market price of the ADSs or the Notes.

The Notes have been offered to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).  The Notes, the ADSs deliverable upon conversion of the Notes and the ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release contains information about the pending offerings of the Notes and the ADSs, and there can be no assurance that the offerings will be completed.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities, and developers worldwide. The Company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities, and environmental stewardship. For more information, please visit www.trinasolar.com.

For further information, please contact:

Trina Solar Limited Teresa Tan, CFO Phone: + (86) 519-8517-6823 (Changzhou)	Brunswick Group Ilse Schache Email: trina@brunswickgroup.com Phone: + (86) 10-5960-8600 (Beijing)
Yvonne Young Head of Investor Relations Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com